FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 0001840616

New Found Gold Corp.
(Translation of registrant’s name into English)

1430 - 800 West Pender Street
Vancouver, British Columbia
Canada  V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F _____        Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

New Found Commences Shipment of Drill Core Samples to MSALAB's Chrysos PhotonAssay™ Facility in Val d'Or, Quebec

VANCOUVER, British Columbia--(BUSINESS WIRE)--May 5, 2022--New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce that it has commenced shipping drill core samples from its Queensway project to MSALAB's newly commissioned Chrysos PhotonAssay™ lab in Val d'Or, Quebec. New Found is conducting a 400,000m drill campaign on its 100% owned approximately 1500km2 Queensway project accessible via the Trans-Canada Highway approximately 15km west of Gander, Newfoundland.

Highlights

  The initial sample batches sent to the MSALAB's Val d'Or facility will be used to complete a QA/QC assessment for the Company's utilization of Chrysos PhotonAssay™ at this facility. The Chrysos PhotonAssay™ method is non-destructive and New Found’s QA/QC program will include fire assay/metallic screening of sample material post photon assay for comparison of the results. This process of follow-on fire assay will continue until an adequate data population is acquired to allow the Company to fully validate the Chrysos PhotonAssay™ method on Queensway samples.
  In April, 2022, COO Greg Matheson, P.Geo. along with Senior Database Geologist Candice Ooi visited the MSALAB's Val d'Or facility as part of the Company's due diligence prior to shipping samples for assay.
  Queensway core will be cut, logged, and photographed at New Found's facilities in Gander prior to shipment to Val d'Or where sample preparation and Chrysos PhotonAssay™ assaying of the samples will be completed. Sample batches will continue to include internal reference materials and blanks to validate the laboratory methods.
  In late 2021 New Found shipped a batch of core samples to Intertek's facility in Perth, Western Australia, and subsequently reported PhotonAssay™ results for these samples (see January 26, 2022, news release).
  Utilization of the Chrysos PhotonAssay™ method by the Company is anticipated to result in much faster assay turn around times and significant cost savings. This earlier receipt of assay results will allow faster and more efficient adjustment of drill targeting based on results received.
  Chrysos PhotonAssay™ machines have been commissioned by some of the largest assay labs including for example three machines at Intertek's laboratory facility in Perth, Australia, and the method is now utilized by a broad spectrum of gold mining and exploration companies. Kirkland Lake Gold (now Agnico Eagle) has a unit installed at its Fosterville Mine in Victoria, Australia, and Barrick Gold with MSALAB’s operates a unit at its Bulyanhulu mine in Tanzania.
  New Found is also pleased to report progress on its new 25,000 square foot GigaShack core processing and logging facility in Gander. Construction is proceeding quickly with an anticipated occupation date of July 2022. A recent photo of the facility construction is shown in Figure 2.
  Further, the Company is pleased to announce that a twelfth drill has arrived at site and is expected to commence drilling in the coming days. The Company is planning to ramp up to fourteen rigs.

Greg Matheson, COO for New Found, stated: “The Company and its exploration programs have continued to grow significantly over the past two years along with the necessary infrastructure required to accommodate both a growing workforce and the scope of work at Queensway. Since inception we have aimed to be at the forefront of exploration as early adopters of machine learning with GoldSpot Discoveries and now as one of the first in North America to utilize Chrysos PhotonAssay™, which provides another tool for the team to make better, faster decisions. We look forward to working closely with MSALABS to assess and implement this technology alongside our growing exploration efforts.”

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated May 5, 2022, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 43% complete. The Company is well funded for this program with cash and marketable securities of approximately $100 million as of May 2022.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

Contacts

New Found Gold Corp.
Per: "Collin Kettell"
Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.

Date: May 5, 2022	By:	/s/ Collin Kettell,
Chief Executive Officer